UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Quebec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264).

Exhibit 99.2 included with this Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264), and (ii) the Registration Statement on Form F-10 of HEXO Corp. and HEXO Operations Inc. (File No. 333-256131).

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP

99.2	Consent of MNP LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.
(Registrant)

Date: November 16, 2021	/s/ Trent MacDonald
Trent MacDonald
Chief Financial Officer